Exhibit 99.1

Changyou Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

BEIJING, China, May 22, 2017 (PRNewswire) — Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that its board of directors (the “Board”) has received a preliminary nonbinding proposal letter, dated May 22, 2017, from Mr. Charles Zhang (the “Buyer”), chairman of the Board of the Company, to acquire all of the outstanding Class A and Class B ordinary shares of the Company, including Class A ordinary shares represented by American depositary shares of the Company (the “ADSs”, each representing two Class A ordinary shares), for $21.05 in cash per Class A or Class B ordinary share, or $42.10 in cash per ADS, which represents a premium of 50% to the average closing price of the Company’s ADSs during the last 90 trading days, and a premium of 9% to the closing price of the Company’s ADSs on May 19, 2017. A copy of the proposal letter is attached hereto as Exhibit A.

The Board intends to form a special committee consisting of independent directors to consider the proposal. The Board expects that the special committee will retain separate advisors, including financial and legal advisors, to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued devaluation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue sharing with mobile game platform operators; and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 27, 2017, and other filings with the Securities and Exchange Commission.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu, one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, standalone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi

Investor Relations

Tel: +86 (10) 61920800

Email: ir@cyouinc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +14806143004

Email: lbergkamp@ChristensenIR.com

Exhibit A

The Board of Directors

Changyou.com

Changyou Building

Raycom Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing

Re: Preliminary Non-binding Proposal to Acquire All Outstanding Shares in Changyou.com Limited (“CYOU”)

Dear Members of the Board of Directors:

The undersigned, chairman of CYOU (the “Company”), is pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Class A and Class B ordinary shares of the Company, including shares represented by American Depositary Shares (“ADS”), on the principal terms and conditions described in this letter (the “Transaction”).

I believe that my Proposal provides a very attractive opportunity to the Company’s shareholders. My Proposal represents a premium of 50% to the average closing price of the Company’s ADS during the last 90 trading days, and a premium of 9% to the closing price of the Company’s ADS on May 19, 2017 respectively.

Set forth below are the key terms of my Proposal.

1. Acquiror. I will form one or more acquisition vehicles (collectively, the “Acquiror”) to complete the Transaction.

2. Transaction and Purchase Price. I propose that all of the outstanding Class A and Class B ordinary shares of the Company, including ordinary shares represented by ADS, be acquired at a purchase price equal to US$21.05 per share (or $42.10 per ADS), in cash through a one-step merger of an acquisition vehicle newly formed by the Acquiror with and into the Company.

3. Financing. I intend to finance the Transaction with a combination of equity and/or debt capital. Myself and/or one or more other equity investors will provide the equity financing required for the Transaction. Debt financing is expected to be provided by loans from third party financial institutions. I am confident that I can timely secure adequate financing to consummate the Transaction.

4. Due Diligence. I am confident that myself and other potential financial sources will be in a position to complete customary legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with discussions on definitive agreements.

5. Definitive Agreements. We have engaged Kirkland & Ellis as our international legal counsel and are prepared to promptly provide and negotiate definitive agreements for the Transaction.

6. Process. We believe that the Transaction will provide superior value to the Company’s shareholders. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination as to whether to endorse it. Given my involvement in the Transaction, I would expect that the independent members of the board of directors of the Company will proceed to consider my Proposal and the Transaction.

7. Confidentiality. I will promptly file with the U.S. Securities and Exchange Commission an amendment to my Schedule 13D, and in that filing I will disclose this letter. I am sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

8. No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is my preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

9. Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

* * * * *

In closing, I would like to thank the board of directors of the Company for considering the Proposal and express my commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact me. I look forward to hearing from you.

Sincerely,

Charles Zhang